UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of January 2017

Commission File Number 001-33922

 DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.  On December 30, 2016, the Company entered into a definitive agreement for a new Senior Secured Revolving Facility Agreement ("the New Revolving Facility") with Sifnos Shareholders Inc., ("Sifnos"), an entity controlled by Mr. George Economou, the Company's Chairman and CEO, in the amount of $200 million. The New Revolving Facility will be used to refinance the Company's Secured Revolving Credit Facility with Sifnos and the $85.1 million of syndicated junior and senior loans previously arranged by HSH Nordbank and assumed by Sifnos.

The New Revolving Facility will be secured by all of the Company's present and future assets except the vessel MV Raraka, which will continue to be financed by its existing commercial lender. As part of the arrangement with Sifnos, the Company previously repaid approximately $33.5 million against the outstanding balance of its two Sifnos facilities and overdue interest of approximately $1.6 million was written off. The New Revolving Facility has an interest rate of Libor plus 5.5%, is non-amortizing, has a tenor of three years, has no financial covenants and was arranged with a fee of 2.0%. In addition, under the New Revolving Facility, Sifnos has the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%.  Sifnos is an entity controlled by Mr. Economou, the Company's Chairman and CEO, and therefore Mr. Economou had a direct interest in the transaction.  Further, as disclosed in a Schedule 13D related to the Company and filed with the U.S. Securities and Exchange Commission on November 25, 2016, Mr. Economou is a beneficial owner of the Company's shares, and therefore had, with respect to such ownership, an indirect financial interest in the transaction.  The Company's Board of Directors and the Audit Committee of the Board of Directors approved the transaction on the basis, in part, of a fairness opinion provided by an independent third-party advisor. No other financial advisors were retained in connection with the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: January 3, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer